C2M Securities, LLC

Statement of Financial Conditions

December 31, 2020

C2M Securities, LLC

DECEMBER 31, 2020

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
C2M Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of C2M Securities, LLC as of December 31, 2020, and the related footnotes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of C2M Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of C2M Securities, LLC's management. Our responsibility is to express an opinion on C2M Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to C2M Securities, LLC accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2021

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

C2M SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	112,600
Deposit with clearing broker		9,650
Prepaid expenses and other assets		29,196
TOTAL ASSETS	$	151,446

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	53,108
TOTAL LIABILITIES		53,108
MEMBER'S EQUITY		98,338
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	151,446

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

C2M Securities, LLC (the "Company") formerly known as Strategic Capital Investments, LLC, is registered as an introducing broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and is a wholly-owned subsidiary of Capital 2 Market Holdings, LLC ("Holdings"). The Company was formerly organized in the state of Michigan pursuant to the Michigan Limited Liability Company Act as Strategic Capital Investments, LLC; it was owned in part by C2M Securities, LLC ("C2M 1") which was wholly owned by Holdings. In January 2020, the Company reorganized in the Commonwealth of Virginia changing its name to C2M Securities, LLC at which time C2M1 dissolved and Holdings became the sole Member.

The Company has a contractual agreement with one clearing broker. In 2020 no transactions were conducted through the clearing broker. The clearing broker carries the accounts of the Company's customers on their books.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") as required by the SEC and FINRA.

Use of estimates in the preparation of financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a limited liability company and all taxes pass through to the members. The Company implemented ASC 740-10-65-1for uncertain tax provisions. For the year ended December 31, 2020 the Company had no uncertain tax positions.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may, at times, exceed statutory limits. The Company has not experienced any losses in such accounts, and management considers this to be a normal business risk. The Company received approximately 90% of its revenue from one customer.

NOTE 4 – RELATED PARTY TRANSACTIONS

Holdings, through its employees provides management services to the Company. In 2020, the Company paid Holdings $43,000 in management fees. In 2020, Holdings paid the Company $37,500 for its share of billings on two joint projects, which is recorded as revenue in the accompanying financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had regulatory net capital of $69,142, which was $64,142 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital ratio was 76.81%.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company currently has no commitments and constancies.

NOTE 7 – SUBSEQUENT EVENT

The Company evaluated transaction occurring after the year ended December 31, 2020 through February 27. 2021, the date these financial statements were available for issuance.